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                                                                   Exhibit 3.2

                                  RESOLUTION



RESOLVED: That, effective as of the close of business on May 1, 1998, each issued whole common share without par value of this Corporation ("Common Share[s]") is split and shall become two issued whole Common Shares and each unissued authorized Common Share is split and shall become two unissued authorized Common Shares; and

RESOLVED: That, the first paragraph of Restated Article R-V of the Restated Articles of Incorporation of the Corporation is amended effective as of the close of business on May 1, 1998 by changing the number 1,201,000,000 in the first sentence of that paragraph to 2,401,000,000 and by changing the number of authorized common shares without par value shown in the table in that paragraph from 1,200,000,000 to 2,400,000,000; and

RESOLVED: That, certificates for issued whole Common Shares shall continue to represent only the number of shares set forth in such certificates. Certificates representing the number of Common Shares by which the Corporation's outstanding Common Shares shall increase by reason of the share split hereby authorized shall be distributed on May 29, 1998 to holders of record of the outstanding Common Shares as of the close of business on May 1, 1998. The dollar amount of the capital accounts of this Corporation shall not be affected by this share split. The Common Shares so distributed shall be validly issued, fully paid and non-assessable;